

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2021

Gavin Burnett
Chief Executive Officer
Locafy Ltd
246A Churchill Avenue
Subiaco WA 6008, Australia

> **Re: Locafy Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted December 3, 2021**
> **CIK No. 0001875547**

Dear Mr. Burnett:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2021 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors
We have been reliant on government subsidies and research and development grants..., page 17

1.   Please specify the percentage of revenue that has been funded through government subsidies and research and development grants for all periods presented.

<u>Management's Discussion & Analysis of Financial Condition & Results of Operations, page 32</u>

2.   We note your response to prior comment 6 that you measure customer churn rates and product churn rates to monitor customer retention. To the extent material, please disclose the customer churn and product churn rates for each period presented.

      You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rick Werner